Exhibit 99.2

Consolidated Statements of Earnings
(in thousands of dollars, except for per share amounts)

	For the Three Months ended March 31st,
	2005			2004
	(unaudited)			(unaudited)
	Wireless			Wireless
	products	CTR	Cons.	products	CTR	Cons.
Revenue
Equipment	9,964	-	9,964	16,550	-	16,550
Services	2,799	-	2,799	5,050	-	5,050
Telecommunications	-	5,134	5,134	-	4,607	4,607
Total revenue	12,763	5,134	17,897	21,600	4,607	26,207
Cost of revenue
Equipment	8,298	-	8,298	11,192	-	11,192
Services	1,560	-	1,560	2,690	-	2,690
Total cost of revenue	9,858	-	9,858	13,882	-	13,882
Gross profit	2,905	5,134	8,039	7,718	4,607	12,325
Agent commissions	540	-	540	594	-	594
Operating expenses	9,841	4,784	14,625	13,186	4,866	18,052
Research and development expenses, net	3,524	-	3,524	7,262	-	7,262
Operating (loss) earnings	(11,000)	350	(10,650)	(13,324)	(259)	(13,583)
Interest expense, net	1,535	697	2,232	1,039	758	1,797
Loss on foreign exchange	212	532	744	451	737	1,188
Loss before income taxes	(12,747)	(879)	(13,626)	(14,814)	(1,754)	(16,568)
Income tax expense	140	-	140	292	25	317
Net loss	(12,887)	(879)	(13,766)	(15,106)	(1,779)	(16,885)
Weighted average number of common shares outstanding (note 6)			17,610			13,726
Net loss per share basic and diluted	(0.73)	(0.05)	(0.78)	(1.10)	(0.13)	(1.23)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Deficit
For the Three Months ended March 31st,
(in thousands of dollars)

	2005	2004
	(unaudited)	(unaudited)
Deficit, beginning of period as previously reported	(180,561)	(90,941)
Cumulative effect of adoption of new accounting policy (notes 3 and 6)	-	(272)
Deficit, beginning of period as restated	(180,561)	(91,213)
Net loss	(13,766)	(16,885)
Share issue costs	-	(3,214)
Deficit, end of period	(194,327)	(111,312)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Balance Sheets
As at March 31st, 2005 and December 31st, 2004
(in thousands of dollars)

	2005	2004
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	5,319	4,549
Short-term restricted cash (note 9)	2,491	1,394
Accounts receivable, net	33,377	47,500
Income taxes receivable	1,075	911
Inventory	58,565	59,556
Prepaid expenses and deposits	4,058	3,504
	104,885	117,414
Investment tax credits	13,150	13,150
Long-term accounts receivable, net (note 4)	5,692	5,644
Long-term restricted cash (note 9)	498	493
Property, plant and equipment, net	83,398	85,442
Intangible assets, net	4,269	4,494
Other assets, net	1,224	987
	213,116	227,624
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 11)	56,003	55,682
Customer advances	1,657	1,932
Current portion of lease liability	5,012	5,043
Current portion of long-term debt	107,022	106,680
	169,694	169,337
Long-term lease liability	2,384	3,577
Long-term liability (note 10)	1,826	1,810
Long-term debt (note 8)	269	260
	174,173	174,984
Shareholders' equity
Capital stock (note 6)	219,653	219,653
Warrants (note 6)	13,029	13,029
Contributed surplus (notes 3 and 6)	588	519
Deficit (note 3)	(194,327)	(180,561)
	38,943	52,640
	213,116	227,624

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Cash Flows
For the Three Months ended March 31st,
(in thousands of dollars)

	2005	2004
	(unaudited)	(unaudited)
Cash flows from (used in) operating activities
Net loss	(13,766)	(16,885)
Adjustments to reconcile net loss to net cash from (used in) operating activities:
Depreciation and amortization	2,735	3,182
(Gain) loss on disposal of property, plant and equipment	(66)	21
Asset write-down	59	27
Stock-based compensation (note 6)	69	40
Future income taxes	-	156
Changes in operating assets and liabilities:
Decrease in long-term accounts receivable	-	1,510
Decrease (increase) in non-cash working capital items	14,442	(4,285)
Unrealized foreign exchange	404	711
Net cash from (used in) operating activities	3,877	(15,523)
Cash flows (used in) from financing activities
Repayment of bank indebtedness	-	(700)
Repayment of long-term lease liability	(1,314)	(1,529)
Proceeds from issue of shares and warrants, net of share issue costs	-	46,787
Net cash (used in) from financing activities	(1,314)	44,558
Cash flows used in investing activities
(Increase) decrease in restricted cash	(1,097)	479
Purchase of property, plant and equipment	(611)	(1,073)
Proceeds on sale of property, plant and equipment	268	-
Purchase of short-term investments	-	(40,283)
Proceeds on sale of short-term investments	-	11,887
Increase in other assets	(353)	-
Net cash used in investing activities	(1,793)	(28,990)
Increase in cash and cash equivalents	770	45
Cash and cash equivalents, beginning of period	4,549	8,434
Cash and cash equivalents, end of period	5,319	8,479

Supplemental Information
Cash paid for:
Interest	9	85
Income taxes	34	16

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Notes to the Unaudited Interim Consolidated Financial Statements

For the First Quarters ended March 31st, 2005 and 2004

1.	Basis of Presentation

The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates.

The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual audited consolidated financial statements prepared in accordance with Canadian GAAP for the year ended December 31, 2004, except as described in note 3. In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with SR Telecom's annual audited consolidated financial statements for the years ended December 31, 2004 and 2003. These interim financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

2.	Going Concern Assumption

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of the Corporation’s lenders (including the deferral of scheduled principal repayments), attaining a satisfactory sales level, the support of its customers, continued sales to the Corporation’s customers, a return to profitable operations and the ability to generate sufficient cash from operations, financing arrangements and new capital to meet its obligations as they become due. These matters are dependent on a number of items outside of the Corporation’s control and there is uncertainty about the Corporation’s ability to successfully conclude on such matters.

On April 18, 2005, SR Telecom entered into an agreement in principle with a restricted group representing approximately 75% of the outstanding 8.15% debentures (the “Debenture Holders”) regarding a proposed re-capitalization plan. The proposed agreement includes the exchange of the outstanding $71,000,000 principal amount of the debentures and accrued interest of approximately $2,900,000 into 47,266,512 common shares and approximately $63,900,000 new 10% Convertible Redeemable Secured Debentures, due in 2010. On April 22, 2005, the Debenture Holders agreed to provide a waiver on the outstanding 8.15% debentures, waive compliance with certain covenants and extended the maturity and interest payment dates to the earlier of June 30, 2005 and the closing of the proposed re-capitalization plan.

The Debenture Holders have also agreed to provide a five-year secured Credit Facility of up to $50,000,000 to SR Telecom, subject to final documentation and the fulfillment of certain conditions. An amount of up to $20,000,000 of the Credit Facility will be available to the Corporation as certain approvals are received. The balance will be available over the next three quarters, subject to certain conditions. An initial drawdown of the Credit Facility is anticipated in May 2005.

In addition, following the closing of the Credit Facility, the Debenture Exchange and the restructuring of CTR’s loan, the Corporation intends to file a preliminary prospectus relating to a “Rights Offering” to its existing shareholders. Pursuant to the Rights Offering, the existing shareholders will have the right to subscribe up to $40,000,000 of new common shares at a price to be determined, but no less than $0.254 per share. (Note 13)

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis is not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Management believes that with the above plans and the support of the Corporation’s current shareholders, lenders, trade creditors and its customers, it will be able to continue operating as a going concern. There can, however, be no assurance that the plans described above will result in sufficient funds being generated.

3.	Adoption of New Accounting Policies

The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15, Consolidation of Variable Interest Entities. The guideline presents the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests, effective November 1, 2004. The guideline did not have an impact on the results of operation or financial position of the Corporation.

The CICA issued revisions to section 3860 of the CICA Handbook, Financial Instruments - Disclosure and Presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equity. These revisions come into effect on January 1, 2005. These recommendations did not have an impact on the results of operation or financial position of the Corporation.

The CICA issued Section 3870, Stock-Based Compensation and Other Stock-Based Payments. The Corporation has adopted the new transitional provisions of this section, effective January 1, 2004, where compensation expense will be recognized on all issued and outstanding stock options issued to employees after January 1, 2002, in accordance with the fair value method of accounting. This provision was applied retroactively, without restatement of prior periods. As a result, opening deficit increased by $272,000 and contributed surplus was recorded for the same amount at January 1, 2004.

4.	Accounts Receivable

The long-term accounts receivable is comprised of an amount of $5,692,000 (US$4,680,000) receivable from Teleco de Haiti. The Corporation is currently involved in proceedings to collect the funds. The results of the legal proceedings are not determinable at this time. The following discloses the details of the proceedings:

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceedings as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom's right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts (paid based on the consolidation motion) and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

On April 27, 2004, MCI’s Bankruptcy Plan was made effective and the Court approved date for filing of objections was six months from the effective date of the Plan. On October 15, 2004, MCI objected to the claim. SR Telecom filed a notice of objection and is continuing to pursue its claim with MCI. The parties have entered the discovery process. Concurrently, SR Telecom continues to be in discussions with Teleco de Haiti to accelerate the collection outside of the court process. SR Telecom has a reasonable expectation that its claim will be upheld by the court, and therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom's results of operations.

5.	Restructuring, Asset Impairment and Other Charges

At March 31, 2005, the remaining balance of the 2004 restructuring provision is $1,615,000.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

6.	Capital Stock

An unlimited number of common shares and preferred shares issuable in series are authorized.

Issued and outstanding	March 31, 2005	December 31, 2004
	(000's)	(000's)
17,610,132 common shares (17,610,132 - December 31, 2004)	$219,653	$219,653
3,924,406 warrants (3,924,406 - December 31, 2004)	$13,029	$13,029

Refer to the subsequent events note 13 for the exchange arrangement in principle with the Debenture Holders and potential rights offering to existing shareholders.

The following table summarizes the activity in the Employee Stock Option Plan for the three months ended:

	March 31, 2005		March 31, 2004
	Number of	Weighted-average	Number of	Weighted-average
	options	exercise prices	options	exercise prices
Outstanding, beginning of period	406,580	$25.03	306,310	$32.96
Granted	-	-	1,000	$7.02
Forfeited / expired	(3,500)	$17.78	(9,050)	$30.43
Outstanding, end of period	403,080	$25.09	298,260	$32.94
Exercisable, end of period	173,820	$41.11	136,260	$44.49

The following table summarizes information about the Corporation's outstanding and exercisable stock options at March 31, 2005:

			Weighted
		Weighted	average		Weighted
Range of	Options	average	remaining	Options	average
exercise prices	outstanding	exercise prices	contractual life	exercisable	exercise prices
$6.40 - $9.80	172,600	$7.68	8.8 years	13,800	$8.45
$16.30 - $24.50	121,150	$18.61	6.5 years	62,350	$18.38
$35.30 - $53.00	58,630	$47.70	5.1 years	49,430	$47.58
$56.60 - $85.30	40,500	$64.91	4.8 years	38,040	$63.69
$89.70 - $130.80	10,200	$108.64	1.8 years	10,200	$108.64
	403,080	$25.09	7.0 years	173,820	$41.11

Effective January 1, 2004, the Corporation adopted the transitional provisions of the Canadian Institute of Chartered Accountants recommendations relating to stock-based compensation and other stock-based payments. The Corporation has determined compensation cost of stock options using the fair value method and has applied this change retroactively without restatement of prior periods (note 3).

For the three months ended March 31, 2005, $69,000 is recognized as compensation cost in the statement of earnings for awards granted since January 1, 2002. For the three months ended March 31, 2004, $40,000 is recognized as compensation cost in the statement of earnings. The compensation cost is based on the weighted-average grant date fair value of $6.33 per stock option for the 262,000 stock options granted since January 1, 2002.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

7.	Business Segments and Concentrations

SR Telecom operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunication products and the installation of related turnkey systems. These products are used to provide and upgrade Internet, data and voice telecommunication systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunication systems for industrial use. The second business segment, carried out by Comunicación y Telefonia Rural S.A. (CTR) in Chile, provides telecommunication services to end-users.

As at March 31, 2005 and December 31, 2004:

	Wireless
	Telecommunications		Telecommunications		Inter-Segment
	Products		Service Provider		Eliminations		Consolidated
	2005	2004	2005	2004	2005	2004	2005	2004
	$	$	$	$	$	$	$	$
Balance Sheets
Property, plant and equipment, net	18,493	19,575	80,828	82,015	(15,923)	(16,148)	83,398	85,442
Intangible assets, net	4,269	4,494	-	-	-	-	4,269	4,494
Other assets, net	1,178	972	5,250	5,311	(5,204)	(5,296)	1,224	987
Total assets	224,424	238,714	154,011	154,485	(165,319)	(165,575)	213,116	227,624
For the three months ended March 31, 2005 and 2004:
Statements of Earnings
External revenues	12,763	21,600	5,134	4,607	-	-	17,897	26,207
Intersegment revenues	-	89	-	-	-	(89)	-	-
Gross profit	2,905	7,718	5,134	4,607	-	-	8,039	12,325
Interest expense, net	1,535	1,039	697	758	-	-	2,232	1,797
Depreciation of property, plant and equipment	1,028	1,269	1,584	1,639	(218)	(239)	2,394	2,669
Amortization of intangible assets	225	218	-	-	-	-	225	218
Amortization of other assets	116	135	138	150	(138)	10	116	295
Income tax expense	140	292	-	25	-	-	140	317
Net loss	(12,887)	(15,106)	(879)	(1,779)	-	-	(13,766)	(16,885)
Purchase of property, plant and equipment and other assets for the three months ended March 31	470	526	487	552	7	(5)	964	1,073

Geographic Information

The Corporation's basis for attributing revenue from external customers is based on the location of the customer. Sales to customers located outside of Canada were approximately 97% of revenue or $17,275,000 for the three month period ended March 31, 2005. Sales to customers outside of Canada were approximately 97% of revenue or $25,321,000 for the three month period ended March 31, 2004.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The following sets forth external revenue by individual foreign country where the revenue exceeds 10% of total consolidated revenue for the period indicated:

For the three month period ended March 31, 2005:			For the three month period ended March 31, 2004:
	% of Revenue	Revenue (000's)		% of Revenue	Revenue (000's)
Canada	3.5%	$622	Canada	3.4%	$886
Spain	13.9%	$2,487	Czech Republic	11.3%	$2,972
Chile	28.7%	$5,134	Thailand	11.5%	$3,024
Other	53.9%	$9,654	Chile	17.6%	$4,607
	100.0%	$17,897	Other	56.2%	$14,718
				100.0%	$26,207

The following sets forth external revenue by individual customer where the revenue exceeds 10% of total consolidated revenue for the period indicated. All these customers are part of the wireless telecommunications products business segment.

For the three month period ended March 31, 2005:	For the three month period ended March 31, 2004:
	% of Revenue	Revenue (000’s)		% of Revenue	Revenue (000’s)
Siemens S.A.	13.9%	$2,487	Gesto Communications	10.6%	$2,769

The following sets forth the property, plant and equipment by location:

	March 31,2005 (000's)	December 31,2004 (000's)
Canada	$15,728	$16,628
Chile	$64,905	$65,867
Other	$2,765	$2,947
	$83,398	$85,442

8.	Long-Term Debt

Pursuant to the agreement, CTR’s lenders have waived compliance with certain financial and operational covenants contained in CTR’s loan documents to May 16, 2005. The Corporation and the CTR lenders are in discussions regarding the proposed re-capitalization plan and the restructuring of the debt at CTR.

Refer to the subsequent events note 13 for the Credit Facility agreement and the new Convertible Secured Redeemable Debentures in principle to be issued by the Corporation.

9.	Restricted Cash

The Corporation has a total amount of short-term restricted cash of $2,491,000 as at March 31, 2005. Of this balance, $719,000 is in the form of Guaranteed Investment Certificates to secure letters of guarantee issued by a Canadian chartered bank on behalf of the Corporation.

CTR, the Chilean subsidiary, has short-term restricted cash of $1,276,000 (616 million pesos) to cover part of the interest and principal portions on the first instalment of the US notes payable due May 2005.

The balance of the short-term restricted cash and long-term restricted cash in the amounts of $496,000 (US$408,000) and $498,000 (US$409,000) respectively, is to secure certain obligations on the San Jose, California lease that ends in September 2006. The short-term restricted cash of US$408,000 will be available to the Corporation in September of 2005.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

10.	Commitments and Guarantees

SR Telecom has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months. Bid bonds generally have a much shorter term. The potential payments due under these bonds are related to SR Telecom's performance under the applicable customer contracts. The total amount of bid and performance related bonds that were available and undrawn at March 31, 2005 is $4,621,300.

As part of the normal sale of products, the Corporation has provided its customers with product warranties that generally extend for one year. As at March 31, 2005, the warranty provision is $675,000. The Corporation also indemnifies its customers against actions from third parties related to intellectual property claims arising from the use of the Corporation’s products. Claims under such indemnifications are rare and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro, the Corporation has agreed to indemnify and hold harmless, the directors and officers of Netro, for a period of six years and has accrued an amount of US$1,501,000.

11.	Litigation

The following disclosure updates the information previously disclosed in the Corporation’s audited consolidated financial statements for the year ended December 31, 2004. Therefore, note 11 should be read in conjunction with note 24 to the aforementioned financial statements.

The Corporation has included in accounts payable and accrued liabilities, management's best estimate of the outcome of several litigations. The following describes updates in the first quarter of 2005:

Solectron Arbitration

The Corporation did not meet its February 2005 payment obligation, pursuant to the settlement agreement, resulting in Solectron serving a judicial citation of US$1,450,000 on March 11, 2005. The Corporation has an agreement by which Solectron will take no action until June 15, 2005 and the overdue amount of US$550,000 including interest and fees will be paid on that date. The remaining balance of US$900,000 is due on August 26, 2005.

General

From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management's opinion, would have a material adverse negative effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Corporation's business in the future.

12.	Comparative Figures

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

13.	Subsequent Events

On April 18, 2005, SR Telecom entered into an agreement in principle with the Debenture Holders regarding a proposed re-capitalization plan. The proposed agreement includes the exchange of the outstanding $71,000,000 principal amount of the debentures and accrued interest of approximately $2,900,000 into 47,266,512 common shares and approximately $63,900,000 of new 10% Convertible Redeemable Secured Debentures, due in 2010. The interest on the Convertible Debentures is payable in cash or in kind at the option of the Corporation. Each $1,000 in principal amount of new Convertible Debentures may be converted at the option of the debenture holders into 4,727 common shares (“conversion rate”), representing a conversion price of $0.21 per share. On April 22, 2005, the Debenture Holders agreed to waive compliance with certain covenants and extended the maturity and interest payment dates to the earlier of June 30, 2005 and the closing of the proposed re-capitalization plan.

The Debenture Holders have also agreed to provide a five-year secured Credit Facility of up to $50,000,000 to SR Telecom, subject to execution of final documentation and the fulfillment of certain conditions. An amount of up to $20,000,000 of the Credit Facility will be available to the Corporation as certain approvals are received. The balance will be available over the next three quarters, subject to certain conditions. An initial drawdown of the Credit Facility is anticipated in May 2005.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The proposed re-capitalization plan and the Credit Facility agreement are subject to numerous conditions, including the execution of documentation satisfactory to the lenders under the Credit Facility, the approval by the Debenture Holders of at least 66 2/3% of the outstanding debentures, and regulatory approval. Debenture Holders representing approximately 75% of the outstanding debentures have approved the proposed plan. Further, the re-capitalization plan includes a condition that the lenders to SR Telecom’s Chilean subsidiary, CTR, will restructure its outstanding debt of US$29,500,000 and provide an extended waiver of at least three years, subject to final negotiations and the receipt of credit approvals.

In addition, following the closing of the Credit Facility,the Convertible Debenture and the restructuring of CTR’s loan, the Corporation intends to file a preliminary prospectus relating to a “Rights Offering” to its existing shareholders. Pursuant to the Rights Offering, the existing shareholders will have the right to subscribe up to $40,000,000 of new common shares at a price to be determined, but no less than $0.254 per share. The first $25,000,000 raised under the Rights Offering will be used for working capital and general corporate purposes, and all amounts raised in excess of $25,000,000 will be applied 50% to working capital and general corporate purposes and 50% to a pro-rata redemption of the new Convertible Debentures and the CTR US debt at 95% of their face value.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783